Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Earnings:
Income before income taxes	$5,860	$4,935
Add:
Interest and other fixed charges, excluding capitalized interest	23	34
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	149	148
Distributed income of investees accounted for under the equity method	5	5
Amortization of capitalized interest	3	2
Less:
Equity in earnings of investments accounted for under the equity method	12	13
Total earnings available for fixed charges	$6,028	$5,111
Fixed charges:
Interest and fixed charges	$51	$56
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	149	148
Total fixed charges	$200	$204
Ratio of earnings to fixed charges	30.14x	25.05x

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